Exhibit 3.1

CERTIFICATE OF DESIGNATION OF

PREFERENCES, RIGHTS AND LIMITATIONS OF

SERIES C CONVERTIBLE PREFERRED STOCK OF

THE CORETEC GROUP INC.

Dated: August 21, 2024

Pursuant to Section 1032 of the Oklahoma General Corporation Act

The Coretec Group Inc., a corporation organized and existing under the laws of the State of Oklahoma (the (“Corporation”), hereby certifies that pursuant to the authority conferred upon the Board of Directors (the “Board”) by the Certificate of Incorporation of the Corporation, which authorizes the issuance, by the Corporation, in one or more series of up to 25,000,000 shares of preferred stock, par value $0.0002 per share (the “Preferred Stock”), and in accordance with the provisions of Section 1032 of the Oklahoma General Corporation Act, the Board by unanimous written consent dated August 20, 2024 duly adopted the following resolutions:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be, and it hereby is, authorized and created.

A.           The designation and amount thereof and the rights, preferences and limitations of such series are as follows:

1. Designation of Shares. The designation of this series of Preferred Stock is “Series C Convertible Preferred Stock,” par value $0.0002 per share (“Series C Preferred”).

2. Number of Shares. The number of shares constituting the Series C Preferred shall be 10,000,000 shares.

3. Stated Value. Each share of Series C Preferred shall have a stated value of $3.00 (the “Stated Value”).

4. Voting. The holders of shares of Series C Preferred shall have voting rights equal to the number of shares into which the Preferred can be converted whether or not the share are available for issuance.

5. Dividend Rights. Holders of Series C Preferred shares shall not be entitled to receive dividend rights

6. Preference.

a.    In the event of any Liquidity Event, distributions to stockholders of the Corporation shall be made in the following manner: Each holder of a share of Series C Preferred shall be entitled to receive, subject to the prior preferences and other rights of any class or series of stock of the Corporation ranking in the case of a Liquidity Event senior to the Series C Preferred, but prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to holders of Common Stock or any other class or series of stock of the Corporation ranking in the case of a Liquidity Event junior to the Series C Preferred, as to the distribution of assets upon any Liquidity Event, by reason of their ownership of such stock, an amount equal to the Stated Value and accrued and unpaid dividends (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Preference Amount”). In the event the funds or assets legally available for distribution to the holders of shares of Series A Preferred are insufficient to pay in full the Preference Amount as described above, then all funds or assets available for distribution to the holders of capital stock shall be paid to the holders of Series C Preferred pro rata based on the full Preference Amount to which they are entitled. After payment has been made to the holders of Series C Preferred of the full Preference Amount to which such holders shall be entitled, the remaining net assets of the Corporation available for distribution, if any, shall be distributed pro rata among the holders of Common Stock.

b. A “Liquidity Event” means (i) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”) or (ii) any sale, merger, consolidation, reorganization or other transaction which results in a Change of Control. A “Change of Control” means a reorganization, consolidation or merger of the Corporation with or into any other corporation or corporations (other than a wholly-owned subsidiary), or the sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Corporation, or the consummation of any transaction or series of related transactions, in each case which results in the Corporation’s stockholders immediately prior to such transaction or series of related transactions, holding less than fifty percent (50%) of the voting power of the entity surviving or continuing (including the Corporation or the entity owning all or substantially all of the assets of the Corporation) following such transaction or series of related transactions; provided a Change of Control shall not apply to any issuances, individually or in aggregate, of Series C Preferred, shall not apply to a merger effected solely for the purposes of changing the domicile of the Corporation, shall not apply to a merger to which the holders of a majority of the then-outstanding Series C Preferred consented, and shall not apply to conversions into common stock of any debt or equity securities of the Corporation outstanding prior to the date of issuance of such holder’s Series C Preferred.

7.    Conversion or Redemption. The shares of Series C Preferred shall be subject to the following discretionary and mandatory conversion and redemption provisions:

a.     Discretionary Conversion. At any time after its issuance the holder of such Series C Preferred, at its option, may convert all or part of its Series C Preferred into Two Hundred Thirty (230) shares of Common Stock per share of Series C Preferred (a “Discretionary Conversion”).

b.     Mandatory Conversion Event.

(i)    Notwithstanding anything to the contrary herein, upon the Mandatory Conversion Event, all outstanding shares of Series C Preferred shall, at the option of the Corporation, be converted automatically into such number of shares of Common Stock determined by the same method as a Discretionary Conversion.

(ii)   “Capitalization Adjustment” means any corporate action that has the effect of allowing the Corporation to issue, on a fully diluted basis, all shares of Common Stock into which all Series C Preferred are convertible.

(iii)  “Mandatory Conversion Event” means any time after the occurrence of both (i) a Capitalization Adjustment; and (ii) the closing of a Share Exchange or Merger Transaction.

(iv)  “Share Exchange or Merger Transaction” means any transaction for which the Corporation enters into a share exchange agreement or agreement and plan of merger, which agreement is executed within ninety (90) days after the date hereof and pursuant to which the Corporation thereafter becomes a consolidated company with another entity, and the Corporation issues equity securities of the Corporation, even if such issuance would be deemed a Change of Control.

(v)  “Common Stock” means shares of the Corporation’s common stock, par value $0.0002 per share.

c.     Mechanics of Conversion. The conversion of Series C Preferred shall be conducted in the following manner:

(i)      Holder’s Delivery Requirements. To convert Series C Preferred into full shares of securities of the Corporation on any date the shares are available (the “Conversion Date”), the holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York time on such date, a copy of a fully executed notice of conversion, to the Corporation(the “Conversion Notice”), and

(B) with respect to the final conversion of shares of Series C Preferred held by any holder, such holder shall surrender to a common carrier for delivery to the Corporation as soon as practicable following such Conversion Date but in no event later than six (6) business days after such date the original certificates representing the shares of Series C Preferred being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the “Series C Preferred Certificates”). Upon the Conversion Date, the rights of the holder as holder of the shares of Series C Preferred shall cease and the person or persons in whose name or names any certificate or certificates for shares of securities of the Corporation shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares of such securities represented thereby. The Corporation shall not be obligated to issue certificates evidencing the shares of securities issuable upon such conversion unless certificates evidencing such shares of Series C Preferred so converted are either delivered to the Corporation or any such transfer agent.

(ii)     Corporation’s Response. Upon receipt by the Corporation of a facsimile copy of a Conversion Notice, the Corporation shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder and the Corporation or its designated transfer agent, as applicable, shall, within three (3) business days following the date of receipt by the Corporation of the executed Conversion Notice, issue and deliver or cause to be delivered a certificate or certificates registered in the name of the holder or its designee, for the number of common shares of securities to which the holder shall be entitled.

(iii)    Record Holder. The person or persons entitled to receive the shares of securities of the Corporation issuable upon a conversion of the Series C Preferred shall be treated for all purposes as the record holder or holders of such shares of securities on the Conversion Date.

d.     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Corporation.

e.     Conversion Limitation. Each holder of Series C Preferred, unless such holder is an officer or director of the Corporation, is prohibited from effecting a conversion of the Series C Preferred and receiving shares of Common Stock upon such conversion, such that the number of shares of Common Stock held by the Holder and its affiliates after such conversion exceeds 4.99% of the issued and outstanding Common Stock of the Corporation.

8.    No Fractional Shares. No fractional shares of Common Stock or other securities of the Corporation or scrip representing fractional shares shall be issued upon any conversion of shares of Series C Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock or other securities of the Corporation as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation’s option.

9.    Amendments. None of the terms of the Series C Preferred set forth herein may be amended, modified or waived (whether by agreement, amendment of this Certificate of Designation or otherwise) without the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series C Preferred, voting together as a single class.

10.   Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Series C Preferred Certificates representing the shares of Series C Preferred, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the Series C Preferred Certificates, the Corporation shall execute and deliver new Series C Preferred Certificates of like tenor and date; provided, however, that the Corporation shall not be obligated to re-issue Series C Preferred Certificates if the holder contemporaneously requests the Corporation to convert such shares of Series C Preferred Certificates into Common Stock or other securities of the Corporation.

11.   Exclusion of Other Rights and Privileges. Except as may otherwise be required by law, the Series C Preferred shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation (as such resolution may be amended from time to time pursuant to Section 9 hereof).

B.	That the above resolution was adopted by all necessary action on the part of the Corporation.

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IN WITNESS WHEREOF, the undersigned has duly executed this Certificate in the name and on behalf of The Coretec Group Inc., as of the date first written above, and the statements contained herein are affirmed as true under penalty of perjury.

THE CORETEC GROUP INC.

By:	/s/ Matthew Kappers
Matthew Kappers
Chief Executive Officer